[Letterhead of Sullivan & Cromwell LLP]

December 18, 2012

Suzanne Hayes

            Securities and Exchange Commission,

                        Division of Corporation Finance,

                                     100 F. Street, N.E.,

                                                   Washington, D.C. 20549.

Re:	Artisan Partners Asset Management Inc. — Registration Statement on Form S-1 (File No. 333-184686)

Dear Ms. Hayes:

On behalf of our client, Artisan Partners Asset Management Inc. (the “Company”), we enclose herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”). Amendment No. 1 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”) dated November 28, 2012, concerning the Company’s initial registration statement filed on November 1, 2012 (the “Initial Registration Statement”) as well as certain revised information and conforming changes resulting therefrom. We are also providing courtesy hard copies of Amendment No. 1, including a version of Amendment No. 1 marked to reflect changes from the Initial Registration Statement, and this letter, to you. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 1.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. As a result of changes to the Registration Statement, some page references have changed in Amendment No. 1. The page references in the Staff’s comments refer to page numbers in the Initial Registration Statement, and the page numbers in the Company’s responses refer to page numbers in Amendment No. 1.

The Company has indicated in a few of its responses that it believes no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view.

Securities and Exchange Commission December 18, 2012

General

1.	Please complete the blanks and revise to include all non-Rule 430A information in your next amendment. Note that information regarding the number of securities to be offered is not information that may be omitted pursuant to Rule 430A. Also confirm that any preliminary prospectus that you circulate will include all non-Rule 430A information. Finally, please include the exhibits to the registration statement with your next amendment.

The Company will provide all non-Rule 430A information in an amendment or amendments to the Registration Statement at the time such information is known. Any preliminary prospectus that the Company circulates will include all non-Rule 430A information. The Company has included a number of additional exhibits with Amendment No. 1 and will file additional exhibits in further amendments to the Registration Statement.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that (i) no written communications have been presented by the Company or on its behalf to potential investors in reliance on Section 5(d) of the Securities Act and (ii) no research reports about the Company have been published or distributed by any broker or dealer that is participating or will participate in the offering. The Company will submit to the Commission any such materials in the event they are utilized in the future.

Performance and Assets Under Management Information Used in this Prospectus, page iii

3.	Please tell us why you have not presented in the prospectus the accounts with socially-based restrictions and the accounts managed in a currency other than U.S. dollars.

The Company has not presented the performance results of (i) its accounts with respect to which it believes client-imposed socially-based investment restrictions may have a material impact on portfolio construction (“Social Restriction Accounts”) and (ii) accounts managed in a currency other than U.S. dollars (“Non-U.S. Dollar Accounts”) because:

Securities and Exchange Commission December 18, 2012

•	the results of those accounts and the composites consisting only of them are generally in line with the results of the relevant principal composites;

•

to the extent the performance of those accounts and the composites consisting of them are different from the results of the relevant principal composites, the differences result from factors not reflective of the judgment of, or investment decisions made by, the Company’s investment professionals; and

•	the assets under management in those accounts comprise only a small percentage of the Company’s total assets under management.

The Company includes in its separate composites for Social Restriction Accounts only those accounts in an investment strategy in which a client has imposed one or more socially-based investment restrictions (which reflect the client’s values and decisions) that the Company believes have the potential to cause the performance of the Social Restriction Account to differ from the applicable investment strategy’s model account in a material way. The Company does not market or offer any investment strategy in a “sin-free” version and does not recommend socially-based investment restrictions. In a Social Restriction Account, the composition of account assets (i.e., the allocation of assets among portfolio securities) differs from the composition of the assets in the model account for the applicable strategy to the extent necessary to implement the client’s socially-based investment restrictions. Therefore, any difference in the performance of each Social Restriction Account from the performance of the principal composite for the applicable strategy is the direct result of the client-imposed investment restrictions, which do not reflect the decisions made by the Company’s investment professionals. As of September 30, 2012, accounts included in separate composites for Social Restriction Accounts comprised 2% of the Company’s assets under management.

The Company’s principal composites, the performance of which is presented in the prospectus, include accounts managed in a base currency of U.S. dollars, in which the values of securities trading outside the United States are translated to U.S. dollars daily and performance is compared to a benchmark similarly stated in U.S. dollars. In a Non-U.S. Dollar Account, the composition of account assets is generally the same as the composition of the assets in the model account for the applicable strategy. However, the values of portfolio securities are translated to the account’s base currency daily (not to U.S. dollars) and performance is compared to the benchmark stated in that same base currency. Performance of composites for Non-U.S. Dollar Accounts differs from the performance of the principal composite for the applicable strategy because of the fluctuations in currency exchange rates between the currencies in which portfolio securities are traded and the base currency or U.S. dollars, respectively. As of September 30, 2012, accounts included in a separate composite for Non-U.S. Dollar Accounts comprised 6% of the Company’s assets under management.

Securities and Exchange Commission December 18, 2012

Given the small percentage of the Company’s assets under management in Social Restriction Accounts and Non-U.S. Dollar Accounts, the insignificant difference in performance between these accounts and the accounts that are included in the composite returns presented in the prospectus and the fact that such differences exist as a result of client decisions or the base currency, the Company does not believe that including the results of the composites consisting of the Social Restriction Accounts and Non-U.S. Dollar Accounts would be helpful to investors in this offering.

Summary, page 1

4.	We note that your disclosure on pages 1-6 focuses on your strengths and strategy and leaves balancing disclosure for later in the prospectus. We also note that identical disclosure appears in the Business section on pages 130-136. Your summary should provide a balanced overview of the most significant aspects of your offering or business, not merely repeat the text of the prospectus and recite details regarding the positive aspects of the investment and your business or industry. We also note extensive repetition throughout the summary itself. Please revise.

The Company has revised the disclosure on pages 1-6 of Amendment No. 1 in response to the Staff’s comment.

5.	Please revise to remove promotional language from your prospectus or provide independent, objective support for the claims. As nonexclusive examples, we note your disclosure on pages 1 and 2 of your “record of investment excellence,” success in producing attractive investment results, “track record of investment success,” “superior investment performance,” and “attractive range of high value-added equity investment strategies.”

The Company has revised its disclosure on pages 1, 2 and 135 of Amendment No. 1 in response to the Staff’s comment. The Company has, however, retained certain language in Amendment No. 1 (such as “a track record of attractive investment performance across multiple strategies and products,” “portfolio managers with a track record of strong investment performance” and “attractive long-term investment performance on a consistent basis”) for which the Company believes it has provided independent, objective support, including, without limitation:

•

the performance, Morningstar rating and Lipper ranking information provided in “Summary—Competitive Strengths—Track Record of Investment Excellence” and “Business—Competitive Strengths—Track Record of Investment Excellence” beginning on pages 3 and 137 of Amendment No. 1, respectively;

Securities and Exchange Commission December 18, 2012

•

the performance data, value-added-since-inception calculation, and Morningstar rating information provided in “Business—Investment Strategies and Performance” beginning on page 141 of Amendment No. 1; and

•	the performance data provided for each investment team and strategy in “Business—Investment Strategies and Performance” beginning on page 143 of Amendment No. 1.

6.	We note your disclosure, such as in the first paragraph, that 11 of your 12 investment strategies have outperformed their respective benchmarks, on a gross and net basis, since inception. Please provide equally prominent disclosure that you have also had periods in each strategy in which you have underperformed those relevant benchmarks and describe how your investment strategies have performed with respect to their benchmarks more recently, such as in the last few years.

The Company has revised its disclosure on pages 4, 6 and 138 of Amendment No. 1 to provide that there have also been periods in each strategy in which the strategy has underperformed its relevant benchmark. The Company has also revised such disclosure to provide a reference to the section of Amendment No. 1 that discloses the performance of each of the Company’s investment strategies over shorter, and during more recent, periods of time.

Our Business, page 1

7.	Please briefly explain the H&F preference when first mentioned in the last paragraph of this section.

The Company has revised the disclosure on page 2 of Amendment No. 1 in response to the Staff’s comment.

Expand Distribution and Focus on Investment Strategies . . . , page 6

8.	Please revise to clarify or quantify the “significant investment capacity” mentioned in the third sentence and the “significant part” of your net client cash flows mentioned in the last sentence of the first paragraph of this section.

The Company has revised the disclosure on pages 5 and 140 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission December 18, 2012

Why We Are Going Public, page 7

9.	Please revise the first bullet point to explain how becoming a public company preserves your independence.

The Company has revised the disclosure on page 6 of Amendment No. 1 in response to the Staff’s comment. The revised disclosure does not reference “preserving” the Company’s independence. Instead, the disclosure provides that one of the reasons the Company is going public is in order to establish a process for existing owners to realize the value of their equity over a structured time frame while remaining an independent investment management firm. An alternative way for the existing owners to realize the value of their equity would be to sell all or a significant portion of the firm to another company or investor, in which case the Company would no longer consider itself “independent.”

Our Structure and Organization, page 8

10.	We note the organization chart included on pages 8 and 49. Please ensure that the graphics included in your prospectus are clear and legible.

The Company has modified the graphics on pages 8, 50, 51 and 61 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 22

The loss of key investment professionals or members of our senior management . . . , page 22

11.	Please revise this section to discuss the expected departures of Janet D. Olsen and Karen L. Guy disclosed on pages 158 and 167.

The Company has revised its disclosure on page 22 of Amendment No. 1 in response to the Staff’s comment.

We may not be able to maintain our current fee structure . . . , page 26

12.	Please revise to quantify how much above average your fees are. Other than with respect to some of your more recent investment strategies described in the risk factor, please also disclose whether you have had to lower your fees in response to competitive pressure or otherwise.

The Company has revised the disclosure on pages 4, 5, 27 and 138-140 of Amendment No. 1 in response to the Staff’s comment. The revised disclosure no longer refers to the

Securities and Exchange Commission December 18, 2012

Company’s fees as “above average.” Based on the Company’s experience in the asset management industry and the available data, the Company believes that the fees it charges are indeed above average for the asset management industry generally. Accurately quantifying how much above average, though, is extremely difficult because of the limited data available and the fact that much of the data is self-reported by asset managers.

On page 27 of Amendment No. 1, the Company discloses that it reduced its standard rates for managing assets in its Emerging Markets strategy in response to changes in prevailing rates industry-wide for emerging market strategies.

If our techniques for managing risk are ineffective . . . , page 31

13.	Please expand your disclosure to describe any material risks related to your lack of corporate-level risk management policies related to market risk or exchange rate risk, disclosed on pages 128-129.

The Company has revised its disclosure on pages 31, 133 and 134 of Amendment No. 1 in response to the Staff’s comment to clarify that the Company has not adopted corporate-level risk management policies related to market risk or exchange rate risk because the Company believes its clients invest in each of its strategies in order to gain exposure to such risks. As discussed in the response to Comment #29 below, the Company does not manage risk on a firm-wide basis because doing so would conflict with the Company’s philosophy of providing its investment teams with a high degree of autonomy. If the Company were to manage market risk across its investment strategies, the Company would have to interfere with each investment team’s portfolio selection process in a way that is antithetical to the Company’s philosophy of investment team autonomy and inconsistent with the investment process the Company’s clients rely on the Company to provide. In that regard, the Company believes that many of its clients implement their own risk management programs and procedures and may place assets under the Company’s management (in a particular strategy) as part of larger diversification, hedging and risk management strategies, the effectiveness of which would be reduced if the Company managed market (and other) risks across its investment strategies.

Our indebtedness may expose us to material risks, page 31

14.	Please revise this section and where appropriate to clarify the substantial indebtedness that will continue to be outstanding after giving effect to the application of net proceeds from the offering. Please also revise this section to clarify the related substantial portion of your cash flow that could be required for debt service.

Securities and Exchange Commission December 18, 2012

The Company has revised its disclosure on pages 31, 32 and 123 of Amendment No. 1 in response to the Staff’s comment.

The cost of insuring our business is substantial and may increase, page 33

15.	Please revise to quantify your “substantial” insurance costs and to explain the types of insurance coverage that may not be available or may be available only at prohibitive costs.

The Company has revised the disclosure on pages 33 and 34 of Amendment No. 1 in response to the Staff’s comment.

The regulatory environment in which we operate . . . , page 35

16.	Please revise the last paragraph to clarify when the IRS regulations implementing FATCA become effective.

The Company has revised its disclosure on page 36 of Amendment No. 1 in response to the Staff’s comment. The Company does not know for certain when the IRS regulations implementing FATCA will become effective.

Our ability to pay taxes and expenses . . . , page 39

17.	Please revise the last sentence to clarify the interest rate.

The Company will provide the interest rate in an amendment to the Registration Statement when the tax receivable agreements have been substantially finalized.

Risks Related to this Offering . . . , page 43

18.	Please describe the risk to holders of your Class A common stock related to your indemnification provisions, such as those disclosed on page 69, and the provision of your restated certificate of incorporation regarding corporate opportunities mentioned on pages 189-190.

The Company has provided additional disclosure on pages 47 and 48 of Amendment No. 1 in response to the Staff’s comment.

Anti-takeover provisions in our restated certificate of incorporation . . . , page 46

19.	Please revise this section to describe the risk to holders of your Class A common stock related to anti-takeover provisions in your restated certificate of incorporation and amended and restated bylaws including (1) advance notice requirements, (2) limits on written consents, (3) limits on special meetings, and (4) the authority given to your board of directors to adopt, amend, or repeal the bylaws while similar shareholder action requires a supermajority vote.

Securities and Exchange Commission December 18, 2012

The Company has provided additional disclosure on page 47 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Pro Forma Consolidated Financial Information, page 81

20.	We note that in August 2012, you issued $200 million in unsecured notes and entered into a $100 million five-year revolving credit agreement. You used the proceeds of the notes and $90 million drawn from the revolving credit facility to prepay all of the then-outstanding principal amount of your $400 million term loan. Tell us what consideration you gave to presenting the pro forma impact of this financing transaction. In this regard, we note that footnote (d) to your pro forma statement of operations eliminates the historical interest expense associated with the principal amount draw under Artisan Partners Holdings’ revolving credit facility that will be repaid with a portion of the net proceeds of this offering.

In accordance with Rule 11-02(b)(5) of Regulation S-X, the Company did not give consideration to the financing transaction in its pro forma statement of operations because the financing transaction is not directly attributable to the transaction. The Company has provided additional disclosure on page 86 of Amendment No. 1 to specify that the weighted average historical interest in effect for each period presented was utilized for the pro forma adjustment.

Notes to Unaudited Pro Forma Consolidated Statement of Financial Position, page 87 Note (b), page 87

21.	As discussed under your risk factor on page 41 titled, “In certain cases, payments under the tax receivable agreements to our existing owners may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreements,” we note a change of control could impact your obligations under the tax receivable agreements. Given your risk factor on page 24 titled, “We expect a change of control of our company to occur approximately one year after the completion of this offering . . . ,” please expand your disclosures to discuss the potential impact of such a change in control on your accounting for the tax receivable agreement.

The change of control that the Company expects will occur approximately one year after the completion of the offering will be for purposes of the Investment Company Act and Investment Advisers Act only. The expected events described in the Company’s change of control risk factor will not constitute a change of control as defined in the tax receivable agreements. The Company has revised the disclosure on pages 24, 25, 42, 43 and 75 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission December 18, 2012

Unaudited Pro Forma Consolidated Statements of Operation, pages 82 and 83

22.	We note Artisan Partners Holdings’ intention to distribute retained profits to its pre-offering partners and your pro forma balance sheet adjustment for this distribution. Please address the need to provide a pro forma statement of operations adjustment to reflect compensation expense for any distribution to your employee-partners.

The Company has revised footnote (a) on page 86 of Amendment No. 1 in response to the Staff’s comment. As a part of the reorganization transactions to be completed in connection with the offering, the Class B grant agreements will be amended to eliminate the cash redemption feature and the Company will no longer record as compensation expense distributions to the Class B limited partners. As there is no net impact to the pro forma statement of operations, a separate adjustment is not provided.

Management’s Discussion and Analysis of Financial Condition . . . , page 94

Distribution and Marketing, page 104

23.	Please revise to clarify the “significant portion” of Artisan Funds’ shares that are held by investors through intermediaries.

The Company has revised its disclosure on page 107 of Amendment No. 1 in response to the Staff’s comment.

Results of Operations, page 107

Operating Expenses, page 108

24.	We note that the changes in value of your Class B liability awards fluctuated significantly from the six month period ended June 30, 2012 to the years ended December 31, 2011 and December 31, 2010. Please revise your disclosure to more clearly discuss the factors contributing to significant changes in the value of your class B liability awards. In this regard, we note your disclosure on page 112 that the increase in value during 2010 was due to the increase in your assets under management and improved revenues. We also note that your average assets under management and revenues have increased further in 2011, however there was a decrease in the fair value of your Class B liability awards. Please explain the underlying factors that drove this decrease.

Securities and Exchange Commission December 18, 2012

The Company has revised its disclosure on pages 112 and 115 of Amendment No. 1 in response to the Staff’s comment.

Liquidity and Capital Resources, page 119

25.	Notwithstanding the numerous factors affecting your obligations to make payments under the tax receivable agreements, please expand your disclosure to provide quantitative disclosures similar to what you have provided on pages 40 and 41. Also disclose how you intend to fund the required payments.

The Company has revised the disclosure on page 124 of Amendment No. 1 in response to the Staff’s comment.

26.	With reference to your risk factor on page 42 titled, “We may be required to make a cash payment to the H&F holders in 2016, or earlier upon a change of control,” please expand your disclosures to quantify the maximum aggregate payment under your agreement with H&F holders and how you intend to fund that payment.

The Company has revised the disclosure on page 124 of Amendment No. 1 in response to the Staff’s comment. The Company will provide the actual dollar amount of the maximum aggregate payment in a future amendment.

Certain Contractual Obligations, page 123

27.	Please include disclosure for the tax receivable agreements and your payment obligation to H&F holders as part of your contractual obligations table. To the extent that you are unable to estimate the payments and/or timing of the payments, please disclose these obligations as a footnote to the contractual obligations table.

The Company has not included any future obligations under the tax receivable agreements or CVRs in the contractual obligations table because those obligations did not exist as of December 31, 2011. The Company has included additional disclosure on page 128 of Amendment No. 1 to describe these future obligations.

Critical Accounting Policies and Estimates, page 124

Equity-Based Compensation, page 126

28.	We note that subsequent to April 6, 2011, to estimate the fair value of each of Class B limited partnership interest, you first determine the value of the business based on the probability weighted expected return method. Please revise your disclosure to discuss how you considered the value of your GP units, Class A common units, and redeemable preferred units in your calculation of the fair value of Class B limited partnership interest.

Securities and Exchange Commission December 18, 2012

The Company has revised the disclosure on page 131 of Amendment No. 1 in response to the Staff’s comment.

Business, page 130

Investment Strategies and Performance, page 136

29.	We note your disclosure on page 139 of assets under management in Non-U.S. Growth, Non-U.S. Small-Cap Growth and Global Equity strategies. We also note that these strategies invest primarily in stocks of non-U.S. companies, diversified by country, industry and issuer. Due to the recent uncertainties with regard to certain European counties, please revise your disclosure to provide additional information about your exposure to European countries (e.g. disclosure of aggregate exposure or separate quantification of exposure to each country of concern).

The Company has expanded its disclosure on page 26 of Amendment No. 1 regarding the risks associated with several of the Company’s investment strategies investing principally in the securities of non-U.S. companies. The Company has also added additional cross-references to that Risk Factor in the “Business” section. The Company has disclosed on page 26 that, as of September 30, 2012, approximately 58% of the Company’s assets under management were in strategies that primarily invest in securities of non-U.S. companies.

The Company does not believe that presentation of the exposure of assets under management to European countries, in the aggregate, or individual countries would be meaningful to investors in this offering. As noted on page 133 of Amendment No. 1, the Company believes that sector and currency risks are inherent in certain of its investment strategies, and clients may invest in particular strategies to gain exposure to these risks. Declines in the equity securities of a single country or region that are included in the portfolios of the Company’s investment strategies will indirectly affect the Company’s balance sheet by reducing future revenues and net income, as a result of relatively lower assets under management, which the Company discusses on page 133 of Amendment No. 1. However, because the Company believes that its clients invest in particular investment strategies in order to gain exposure to the risks inherent in the strategy, including geographic risk, the Company does not manage the exposure of assets under management to geographic sector (or other) risk on a firm-wide basis.

As discussed above in the response to Comment #13, the Company does not manage risk on a firm-wide basis because doing so would conflict with the Company’s philosophy of providing its investment teams with a high degree of investment autonomy within the

Securities and Exchange Commission December 18, 2012

parameters of the established investment strategy. If the Company were to manage geographic sector risk, or other risks, across its strategies, the Company would have to interfere with each investment team’s portfolio selection process in a way that is antithetical to the Company’s philosophy of investment team autonomy and inconsistent with the investment process the Company’s clients rely on the Company to provide. In that regard, imposition of such firm-wide limitations would run the risk of interfering with the overall risk management strategies the Company’s clients have established for their own assets. The Company provides asset management services in identified strategies that are typically implemented by a client as part of the client’s larger diversification, hedging and risk management strategies, the effectiveness of which would be reduced if the Company managed market (and other) risks across its investment strategies.

The Company also does not believe that presentation of the amount of assets under management invested in companies based in European countries necessarily reflects the extent of the exposure of those assets to political, economic and other risks specifically arising from the company’s home country or region. For example, a non-U.S. company may be based in Greece, but to the extent a substantial majority of its revenues are derived from the United States, declining economic conditions in Greece may not have a material effect on the company’s revenues. None of the Company’s investment strategies invest in sovereign debt.

Board Oversight of Risk Management, page 160

30.	Please expand your disclosure in this section to address the following:

•

Reconcile your disclosure in this section that your board “exercises” its responsibilities, in part, through its three committees with your disclosure on page 161 indicating that you have not yet established these three committees.

The Company has revised the disclosure on page 165 of Amendment No. 1 in response to the Staff’s comment.

•	Describe the “major risks” for which your audit committee is responsible and the “various exposures to risk” for which your senior management is responsible.

The Company has revised its disclosure on page 165 of Amendment No. 1 to reflect the expectation that the principle risk function of the audit committee will be oversight, while management will actively manage those same risks on a day-to-day basis and periodically report to the board or the audit committee.

Securities and Exchange Commission December 18, 2012

•	Describe how your board assesses or monitors market risk, foreign currency exchange rate risk, and interest rate risk.

The Company’s investment teams independently assess and monitor market risk, foreign currency exchange rate risk and interest rate risk affecting the assets under management in their respective investment strategies through their portfolio selection process and implementation of the team’s investment goals and objectives. The ongoing assessment of risk exposure is the responsibility of each investment team. To the extent the Company is subject to market risk, foreign currency exchange rate risk and interest rate risk arising from investment securities it owns, the board will be responsible for assessing and monitoring such risk, as appropriate.

Annual Discretionary Cash Incentive Compensation, page 165

31.	Please revise to discuss the types of performance benchmarks that will be considered when determining the level of cash incentive compensation awards.

The Company has revised its disclosure on page 171 of Amendment No. 1 in response to the Staff’s comment.

Equity Compensation Awards . . . , page 166

32.	Please revise the first paragraph of this section to describe the “appropriate circumstances” that will result in future performance awards. Please also revise your disclosure on page 167 to explain why Mr. Colson was granted additional Class B limited partnership interests in 2011.

The Company has revised its disclosure on pages 171 and 172 of Amendment No. 1 in response to the Staff’s comment.

Statement Regarding Transactions with Affiliates, page 180

33.	Please revise this section to describe the role of your Audit Committee with respect to transactions with affiliates. We note your disclosure in the last bullet point of “Audit Committee” on page 161.

The Company has revised its disclosure on page 186 of Amendment No. 1 to accurately describe the role of the Audit Committee with respect to transactions with affiliates.

Securities and Exchange Commission December 18, 2012

Description of Capital Stock, page 184

34.	You may not qualify this section by reference to the Delaware General Corporation Law. Please revise.

The Company has revised its disclosure on page 190 of Amendment No. 1 in response to the Staff’s comment.

Financial Statements

Artisan Partners Holdings LP and Subsidiaries, page F-14

General

35.	Please revise your financial statements for the three years ended December 31, 2011 to reflect the required retrospective adoption of the Financial Accounting Standards Board’s Accounting Standards Update No. 2011-05. See ASC 220 for guidance. Revise your disclosures under the recent accounting pronouncements section on page F-25 as well.

The Company has revised its financial statements for the three years ended December 31, 2011, and revised the disclosure on page F-27 of Amendment No. 1 in response to the Staff’s comment.

Consolidated Statements of Financial Position, page F-14

Consolidated Statements of Changes in Partners’ Equity (Deficit) . . . , page F-16

36.	With reference to ASR 268, please revise your financial statements to clearly present your redeemable Class C interests separately from your partners’ equity. In this regard, we note your redeemable Class C interests should not be included in your total equity (deficit). Also address this issue as it relates to your interim financial statements.

The Company has revised its Statements of Financial Condition as of December 31, 2011 and 2010 and the related Statements of Changes in Partners’ Equity (Deficit) to correctly exclude redeemable Class C interests from total equity/deficit, as disclosed in Note 1 to the consolidated financial statements of Artisan Partners Holding LP. The Company has made this same revision in its Unaudited Statements of Financial Condition as of September 30, 2012 and 2011. This revision, which Company management has determined is not material, had no impact on any financial statements or footnotes, except for the subtotals of total equity (deficit) on the Statement of Financial Condition and the Statement of Changes in Partners’ Equity (Deficit).

Securities and Exchange Commission December 18, 2012

Item 16. Exhibits and Financial Statement Schedules, page II-2

37.	Please file as an exhibit the agreement with Artisan Partners Launch Equity Fund LP to serve as investment manager described on page 180. Alternatively, please explain to us why you are not required to do so under Item 601(b)(10) of Regulation S-K.

The Company does not believe that the agreement with Artisan Partners Launch Equity Fund LP to serve as investment manager as described on page 185 of Amendment No. 1 is required to be filed pursuant to Regulation S-K 601(b)(10). The contract is not material to the Company in amount or significance and none of the executive officers of the Company are party to the agreement.

*        *        *

Securities and Exchange Commission December 18, 2012

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com) or to Sam B. Sellers at (212) 558-3382 or by email (sellerss@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile (212-291-9025) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Catherine M. Clarkin Catherine M. Clarkin

(Enclosures)

cc:	Jeanne Baker
Aslynn Hogue
Sasha Pechenik
Michael Seaman
(Securities and Exchange Commission)

Janet D. Olsen
(Artisan Partners Asset Management Inc.)

Mark J. Menting
Sam B. Sellers
Meredith Lazarus
(Sullivan & Cromwell LLP)